EXHIBIT 21

Subsidiaries of the Registrant Listing the Jurisdiction of Organization

SUBSIDIARY	JURISDICTION

Universal Media Corporation	Wyoming
Mamaki of Hawaii, Inc.	Nevada
Greenway Innovative Energy, Inc.	Nevada
Logistix Technology Systems, Inc.	Texas

Omitted from the table are those subsidiaries which are not significant subsidiaries (as defined in rule 1-02(w) of Regulation S-X of the Securities Exchange Act of 1934, as amended) and in the aggregate would not constitute a significant subsidiary.